Meridian Gold Inc.

9670 Gateway Drive, Suite 200
Reno, Nevada 89521
Phone: (775) 850-3777
Fax: (775) 850-3733



MERIDIAN GOLD INITIATES COMMUNITY RELATIONS EFFORTS IN ARGENTINA

Reno, Nevada, April 7, 2003 – Meridian Gold has engaged Business for Social Responsibility (BSR) to help it better understand the concerns of the residents of Esquel, Argentina. The BSR team is currently in Esquel.

BSR is a non-profit association based in San Francisco, California, United States. It also has offices in Paris and Hong Kong. It has approximately 600 member companies from around the world and it works with them on issues of corporate social responsibility. Some of its members include: British Telecom, General Motors, NovoNordisk, BP, and Sony. It also has a number of mining companies as members, including: Rio Tinto, Placer Dome, Antamina, Newmont Mining, Phelps Dodge and Inco Limited. BSR's staff has worked on issues related to responsible mining in many areas of the world.

Meridian Gold Inc. is traded on The Toronto Stock Exchange (MNG) and on the New York Stock Exchange (MDG). For further information on Meridian Gold Inc., please visit our website at www.meridiangold.com, or contact:

Wayne M. Hubert   *Tel: (800) 572-4519*
Investor Relations   *Fax: (775) 850-3733*
Meridian Gold Inc.   *E-mail: wayne.hubert@meridiangold.com*